                   U. S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C. 200549

                              AMENDED FORM 10-SB

                General Form for Registration of Securities of
                            Small Business Issuers

       Under Section 12(b) of (g) of the Securities Exchange Act of 1934

                     Medical Resources Technologies, Ltd.
                (Name of Small Business Issuer in its charter)



         Nevada                                        91-1715373
------------------------                   ---------------------------------
(State of Incorporation)                   (IRS Employer identification No.)



708 East-1100 South, Saint George, Utah                  84790
-----------------------------------------    -------------------------------
(Address of Principal Executive Offices)               (Zip Code)

            801-741-7003
-----------------------------------------



       Securities to be registered pursuant to Section 12(b) of the Act


       Title of Each Class                 Name of Each Exchange On Which
       To Be So Registered                 Each Class Is To Be Registered
       -------------------                 ------------------------------

               None                                      N/A
       -------------------                 ------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:


                         Common Stock, $.001 par value
                         -----------------------------
                               (Title of class)

Part 1.

Item 1.   Description of Business

          The Company is filing this Form 10-SB on a voluntary basis for the purpose of making available to the public and to the brokerage community sufficient information on the Company so as to make an informed decision as to their decision to take a position in the company. The Company will voluntarily file periodic reports even if its obligation to file such reports is suspended under the exchange act.

          Medical Resources Technologies, Ltd., a Washington corporation (the "Company") was formed in the State of Washington in February, 1996, The Company was merged into a Nevada corporation, Ucap, Inc. which was formed in 1932 and Ucap, Inc. was originally created as Amalgamated Oil & Mining Corporation, a Utah corporation which changed its name to Ucap, Inc., a corporation formed in
February, 1954.   Ucap, Inc., Utah was then merged into Ucap, Inc., a Nevada corporation on December 3, 1991. The corporation was inactive for many years, and its acquisition of Medical Resources Technologies, Ltd. was its method of
reactivating the companies business interests.   Medical Resources Technologies,
Ltd., was merged into Ucap on April 23, 1996, and the company name of Ucap was changed to Medical Resources Technologies, Ltd. as part of the merger documents. At that time a new Board of Directors and officers were appointed to the Company. (See Item 5, Directors, Executive officers, Promoters and Control persons.) Prior to that time the Company had the same officers for a number of years, but had not activity.

There have been no bankruptcy proceedings involving any of the companies. The company is in the process of developing into a specialized medical technology provider. One of the technologies under consideration is the development and marketing of a 3D-color endoscope. The endoscope is widely used as primary
surgical and diagnostic tool by medical providers worldwide.    The Company was
attempting to acquire the worldwide rights for the marketing and distribution of this technology, but was unable to do so in what the company deemed to be a financially profitable manner. The Company is dedicated to finding and bringing to market emerging medical technologies that will meet the needs of the constantly changing industry. As of the date of this Registration Statement, the Company has not acquired any of the above companies.

          The Company has been trying to solidify a position in the development and marketing of medical equipment, but to date, no such arrangement has been made, and no guarantee can be given that one will ever be finalized. The Company is trying to obtain funding for its operation through private lenders or banks, but to date has not been able to acquire any such financing, and unless the company can obtain additional financing it will not be able to carry out its objectives. There are no understandings between the Company or any of its officers or directors with any lenders with respect to and financing. The Company and its officers and directors are willing to personally guarantee the loans being sought, but nothing has been obtained to date, and the prospect of any loan in the future is not optimistic. If the Company is able to obtain financing,, the terms may be so high as to be prohibitive, but a loan is still being pursued at this time.

          In 1998 the Company did a private placement of 2,856,000 shares with an individual for the sum of $250,000 evidenced by a note. Payments on the note were monthly over a period of three years. Payments have been made on the note.

          The Company may attempt to do a private placement to obtain additional working capital in the event that it is unable to obtain conventional financing through banks or other institutions or venture capitalists.

          The Company has located an acquisition partner and is in the process of completing the acquisition which may result in the Company being able to obtain financing, but no assurance can be made that the acquisition will be completed, or even if it is that it will allow the Company to obtain conventional financing.

The Company's executive offices are located at 708 East-1100 South, Saint George, Utah 84790: telephone number (801) 741-7003.

Business of the Issuer
----------------------

General

          The focus of the Company will be on the expansion of its inventory of marketable products through the acquisition of new technologies. The Company will also focus on technologies with discernable commonalities. This will enable the Company to create an economy of scale in obtaining the development, engineering , manufacturing and marketing of its new product line. The market for new and better technologies in the medical industry is dynamic and constantly expanding.

          The Companies strategic plan is to find existing technologies that need the resources and expertise to bring them to market. Working directly with the inventor, the Company will provide the means and capability to accomplish that goal. It is also the strategy of the Company to work directly with the inventor and allow them to maintain a sense of ownership and growth with the Company.

          The company intends, after its acquisition of the new companies to do a private placement with an approved lender to obtain the additional capital required to expand its operation. No such financing is presently being negotiated or pending at this time.

PRODUCTS AND SERVICES

          The Company, as part of it's operational and marketing strategy, will focus primarily on innovations that have proven capability and existing applications. The primary source of new products will be through the acquisition of technologies that need resources, expertise, manufacturing, marketing, distribution. With the Companies extensive background, experience and expertise, it will be ideally suited to the development and distribution of medical technologies and equipment. The Company feels that it can do this by bringing the inventor or other manufacturer in as a participating partner in the venture that it will not require a cash outlay to acquire the products it will sell and distribute. The companies to be acquired will have and will agree to employ e their personnel to do the development of the products to be sold.

Competition

          The Company realizes that there are numerous other companies involved in the development and distribution of medical technologies and equipment, and there is no guarantee that the Company will be successful in its endeavor since the Company has limited resources. However, the Company feels that through its participation with the inventors and distributors of the technologies and equipment it will be able to offer its products at a competitive level.

          As with any market the competition for market shares are aggressive and competitors are numerous. The competition range from small companies to some of the largest corporations in the world. The Company offers the inventor company of the medical equipment a unique and viable option that can help move their idea and vision from concept to reality.

Customers

          At present, the Company has not established any relationships. When and if such relationships are established, the Company's related revenues will be primarily generated from contract sales of its equipment. The new companies to be acquired have an existing base of customers for their equipment, and have had extensive discussions with customers for the medical equipment but no assurances of any orders. Although there has been discussion with potential customers about a various line of equipment that the Company is interested in selling for others, no assurance can be given that any such sales will be forthcoming.

Employees

          As of the date of the Registration Statement, the Company employs three persons consisting of its three executive officers. None of these employees are represented by a union or subject to a collective bargaining agreement. The Company has not experienced a work stoppage and the Company believes that its relationship with its employees is good. The company anticipates that after the new merger it will have approximately 11 employees.

Management's Discussion and Analysis or Plan of operation

          The company anticipates that a merger with a new and existing company will besought by the company in 1999 and that thereafter the company will have a cash flow from operations. However, it will not have sufficient capital to expand its operations into the medical equipment without additional funds. It anticipates that it will have to raise funds privately in order to carry out its objectives. At the present time there is no guarantee that the company will be able to raise the funds to expand into the medical equipment industry.

          Assuming that the company can acquire the funding needed to manufacture and sell the equipment, the company anticipates that it will be able to generate sufficient profits, depending upon sale of its equipment to be able to sustain its operation.

          If the Company can raise the private placement funds and can commence operations, it intends to do a public offering to raise the additional funds necessary to allow it to compete in the marketplace. There is no guarantee that either the private placement or public offering will be successful.

          The company does intends to initiate an acquisition effort immediately. The Company will provide the shareholders with complete disclosure of the companies to be acquired, including financial statements, audited if available at the time of acquisition. The Officers of the Company have not had any discussions prior to the filing of the prospectus, but has since the 10-SB was filed the Company has been in discussion regarding the acquisition of other companies.

Item 4.   Security Ownership of Certain Beneficial Owners and Management

          The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock as of May 1, 1998 by (i) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of Common Stock, (ii) each of the Company's directors and executive officers and (iii) all directors and executive officers as a group.


Name and Address
Percentage Owned                               Number of Shares
----------------                           ------------------------

Richard Wedig (1)                          678,571            33.28

All officers and directors as a group      731,429            35.88

-----------------------
(1) Richard Wedig
708 East-1100 South
Saint George, Ut. 84790

The company intends to establish a stock option program that will be based upon the performance of the Companies profitability. Once the Company starts full operation the directors will establish an option program for all officers and employees.

Item 5.   Directors, Executive Officers, Promoters and Control Persons

          Set forth below are the directors and officers of the Company.

Name                    Age               Position
--------------------   -----             ---------------------------------
Richard Wedig          50                President and Director

Steven Bramwell        54                Vice-president and Director

Robert Bodine          50                Secretary-Treasurer and Director

Terry L. Phipps        53                Vice-president and Director


          RICHARD G. WEDIG   (President-Chairman of the Board)  has been the
president and a director of Medical Resources Technologies, Ltd, since its merger with UCAP, Inc in 1996. Mr. Wedig has extensive experience in clinic and hospital administration.

          While with the USAF (1968-1972) Mr. Wedig received training as a Physicians Assistance and Life Support Systems. After leaving the air force in 1972 he started his own business consulting company. His company worked in the areas of general business management and later upon completing his degree in business administration started specializing in medical practice management.

          In 1980 Mr. Wedig joined a hospital management company as a hospital administrator. While he was with the management company he was responsible for hospitals in Utah, Nevada and North Dakota.. He left the hospital management company in 1981 and started his own consulting company ( Wedig Consultants) in the Phoenix area. He specialized in the areas of practice evaluations, design, development and operation of medical clinics and health care organizations. Additionally, he has hands on experience in mergers and acquisitions. Mr. Wedig, while he was in the Phoenix area, formed a partnership that built, owned and operated several clinics in the Phoenix, Arizona and Seattle, Washington areas.

          In 1990 Mr. Wedig went to work for Highline Hospital as an associate administrator in charge of the design and implementation of physician recruitment and retention programs for the hospital administrator. He has developed practice management programs on a national basis.

          From 1993-1995 Mr. Wedig served as CEO/Administrator of the Washington Orthopedics and Sports Medicine, in Kirkland, Washington. This practice consisted of five orthopedic surgeons, three sports medicine specialists, and two physicians assistants. Upon completion of his contract with the group he re-established his consulting practice until setting up Medical Resources Technologies, Ltd. in 1996.

          Mr. Wedig has written several books and articles on various health care issues and provides management-training programs to health care professionals throughout the United States and Russia.

          In 1995 Mr. Wedig worked with a company which developed new surgical equipment. He was involved in the market development of the surgical equipment and set up the Beta test sites for the new equipment. He traveled to Russia several times working with two medical schools which were interested in the new equipment and expanding their medical school to American medical students. He served as an Adjunct Dean for International Medical Programs for the St. Petersburg State Pediatric Medical Academy.

          STEVE T. BRAMWELL, M.D.(Medical Director, Vice-president and Director)Dr. Bramwell specializes in orthopedic surgery and sports medicine.

          Dr. Bramwell received his undergraduate degree from the University of Washington in 1971 in Economics. He completed his medical degree from the University of Washington in 1974. He completed his postgraduate training in Orthopedic Surgery in 1976.

          Dr. Bramwell served as a Director of Division of Sports Medicine, University of Washington from 1977 to 1981. During this time he also served as Assistant Professor of Orthopedic Surgery. He has served as the team physician and orthopedic surgeon for the athletic teams at the University of Washington since 1977.

          Dr. Bramwell also serves as a diplomat on the Board of American Academy of Orthopedic Surgeons and the National Board of Medical Examiners. Dr. Bramwell is a nationally known surgeon and has written many articles for medical publications and has given numerous lectures and presentations. He has participated in several seminars which he conducted for professors and department heads at medical schools in St. Petersburg, Russia, and has made special trips to the Philippines to participate in the training of medical personnel on various surgical procedures.

          Dr. Bramwell has designed and managed a multi specialty clinic and currently owns an orthopedic medical practice in Kirkland, Washington. In 1996, he and three others set up the Sports Medicine Institute which specializes in the rehabilitation of post surgical patients and accelerated training of amateur collegiate and professional athletes.

          ROBERT A. BODINE (Secretary/treasurer and Director) Mr. Bodine has over thirty years experience in management and operations. His experience includes work on both the national and international level, including work with several major international corporations and organizations.

          Mr. Bodine founded a consulting company in 1985, after he returned from Saudi Arabia. His company specialized in the development of human resource programs and systems on a national and international basis. His clients range from healthcare to mining in the areas of compensation, benefits, recruitment, safety, labor, manpower planning, training and management development, organization analysis and employment law.

          In 1983 Mr. Bodine worked for National Medical Enterprises in Saudi Arabia as administrator of management services. He was responsible for the development of a five year one-billion dollar health care project employing over 7000 persons. He has extensive experience in the development and operation of medical clinics, surgical centers, hospitals and other health care related operations. After completing his assignment with NME, he returned to the United States where he established his consulting company in 1985. Mr. Bodine has worked with several major health care corporations such as LifeMark and INA Healthplans. From 1979 to 1983 he was responsible for the development and management of entire human resource systems to include, recruitment, training and development, organizational analysis, compensation and benefits, labor relations and all other human resource functions. As a dirct result of Mr. Bodine's efforts the organization has been able to realize dramatic increases in production, quality and the bottom line. His experience included work with both private and governmental agencies.

          Mr. Bodine has been a featured speaker at several conferences and conventions. He has been teaching management courses on a part-time basis at the University of Arizona since 1995. He has recently authored a book on quality and organizational excellence.

          TERRY PHIPPS (Vice-president and Director) has extensive experience in sales and marketing for Radiology (member AHRA-American Healthcare Radiology Administrators) and twelve years experience in pharmaceutical sales and sales training. Mr Phipps has a deep financial background. He was a former stockbroker and bond principal with a regional Denver Co. firm. He also has held licenses in Life/Accident and Health, property and casualty insurance. Mr. Phipps was employed by Fitzgerald/Palman, Inc., in Aurora Co. from October 1984 to February 1988; at Rocky Mountain Securities and Investments, Denver, Co., from February 1988 until December 1988; and with integrate Resources Investment Center, New York, N.Y. from February 1989 until April 1989.

          He is currently enrolled in an MBA program at California Coast University.

There are no agreements or understandings for any officer or director to resign at the request of another person and none of the officers or directors are acting on behalf of or will act at the direction of any other person.

All of the persons named herein are deemed essential by the Company. There are no promoters of the Company.

Family Relationships

          There are no family relationships among any of the officers or directors.

Involvement In Certain Legal Proceedings

          None of the officers or directors of the company have been involved in any operation that resulted in the filing of a bankruptcy.

          Further, none of them have been convicted of any criminal proceeding, nor are the subject of any pending criminal proceeding.

          None of them have been the subject of any prohibition of injunction involving any type of business, securities or banking operation, nor found by any court to have violated any federal or state securities or commodity laws.

Market for Common Stock

          There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities.

Item 6.   Executive Compensation

          Cash compensation of Executive Officers. The following table sets forth the cash compensation paid by the Company to its Chief Executive Officer and to all other executive officers for services rendered during the fiscal year ended December 31, 1997.

                                                 Other Annual
Name and Position        Year   Salary   Bonus   Compensation
---------------------   ------  ------   -----   ------------

Richard Wedig           1997     $ -0-     -0-            -0-

Steven T. Bramwell      1997       -0-     -0-            -0-

Robert Bodine           1997       -0-     -0-            -0-

Terry L. Phipps         1997       -0-     -0-            -0-

The Company intends to begin paying salaries to its executive officers at such time as it commences revenue producing operations so as to allow it to be able to pay salaries to its officers when the Company is in full operations.

          Mr. Wedig has received the sum of $54,760.00 as an advance against future salaries and will reimburse the company out of his future earnings as received.

          Compensation of Directors. At the present time, directors receive no compensation for serving as directors of the Company. However, the Company may in the future begin to compensate its non-officer directors. All directors receive reimbursement for out-of -pocket expenses in attending Board of Directors meetings. From time to time the Company may engage certain members of the Board of Directors to perform services on behalf of the Company and will compensate such persons for the services which they perform.

          There are no preliminary agreements or understandings with respect to employment agreements with officers and directors. There are no written agreements covering any of the employees of the Company and all employees serve on an at will basis.

          Further, there is no life insurance covering any of the officers and directors.

Item 7.   Certain Relationships and Related Transactions

          None of the Officers, directors or family members of the class have or are anticipated to be involved in any transaction that would result in a material benefit to the class or member.

          The Company has sold 2,856,000 of its common stock to a third party who is not an officer or director of the company, and has taken a note back for a portion of the stock. The balance is payable monthly until the entire balance has been paid in full. All of the stock sold is investment stock and not subject to market sales.

Item 8.   Description of Securities

          The Company is authorized to issue 75,000,000 shares of Common Stock, $.001 par value, of which, as of September 30, 1998 2,038,665 shares were issued and outstanding and beneficially held by 284 shareholders. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Articles of Incorporation, and certain mergers and reorganizations), in which case Nevada law and the Company's by-laws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of common Stock have no preemptive, conversion, subscription or cumulative voting rights.

          During the year 1998 a ten (10) for one reverse stock split was approved by the shareholders of the Company to reduce the amount of outstanding stock to the amount stated above.

Part II

Item 1.   Market Price of and Dividends on the Registrant's Common Stock

          The Company's Common Stock has been listed on the OTC Bulletin Board under the symbol "UCAP" since 1988. It is presently trading under the symbol "MDRE". From July 1, 1998 through September 30, 1998, the high and low bid prices were $1.125 and $0.44 , respectively. The high and low bid information stated above reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not reflect actual prices. The Company considers its common stock to be thinly traded and that any reported bid or sale prices may not be a true market-based valuation of the Common Stock. The high bid was after the reverse stock split stated above.

          As of September 30, 1998 there were approximately 284 record holders of the Company's Common Stock.

          The Company has not paid any cash dividends since its inception and does not contemplate paying any dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

          The Company has accumulated the shareholders that it presently has over a long period of time. It has had few private placements, and Rule 506 was not in effect at much of the time when the private placements were made. During no time in the past 10 years has any sale of unregistered securities been sold in violation of the securities act. Further, all available financial information was given to each investor prior to their investment in the Company. No private placement has been made in the last five years other than the sale of stock to the above individual with the note who was given the financial information requested and was an experienced investor.

Item 2.   Legal Proceedings

          There are no pending legal proceedings to which the Company is a party or to which the property interests of the Company are subject.

Item 3.   Changes in and Disagreements with Accountants

          Inapplicable.

          The Company's operations are not affected by the YK2 problems. It is in compliance with all of the year 2000 problems.

Item 4.   Recent Sales of Unregistered Securities

          The Company issued 21439 common restricted shares to both Mr. Bodine and to Dr. Bramwell on July 17, 1998 as an inducement to become involved with the Company. They paid no monies for the stock.

          On September 8, 1998 the Company sold 10,000 shares of its common restricted stock to Mr. Phipps for the sum of $5,000 as inducement to have him join the Company.

          As stated above, the Company sold 2,856,000 shares of stock on a note to a Mr. Les Murdock who is paying for the stock monthly per the terms of an unsecured note.

Item 5.   Indemnification of Directors and Officers

Nevada Statutes
---------------

          Section 78.751 of the Nevada General Corporation Law provides for the indemnification of the Company's officers, directors and corporate agents under certain circumstances as follows:

          1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or it equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that this conduct was lawful.

          2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action of suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually paid and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

          3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsection 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense.

          4. Any indemnification under subsection 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

              (a)  By the stockholders;

              (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceed;

              (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

              (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

          5. The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

          6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

              (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or knowing violation of the law and was material to the cause of action.

              (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such person.

Bylaws
------

          The Company's Bylaws provide for the permissive indemnification of the Company's officers and directors under certain circumstances as follows:

              (a)  Right of Indemnity.  To the full extent permitted by law,
                   -------------------
this corporation shall indemnify its directors, officers, employees and other persons described in Subsection 78.751 of the Nevada Revised Statutes, including persons formerly occupying any such position, against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred by them in connection with any "proceeding," as that term is use in such Subsection and including an action by or in the right of the corporation to prove a judgment in its favor, by reason of the fact that such person is or was a person described by such Subsection. "Expenses", as used in this Bylaw, shall have the same meaning as in Section 78.751 of the Nevada Revised Statutes.

              (b)  Approval of Indemnity.  Upon written requests to the Board of
                   ----------------------
Directors by any person seeking indemnity under Section 78.751 of the Nevada Revised Statutes, the Board shall promptly determine whether such person has met the applicable standard of conduct set forth in such Subsection. If the Board determines the person seeking indemnity has not met such standard of conduct, the Board shall promptly call a meeting of shareholders at which the shareholders shall determine whether the person seeking indemnity has met such standard of conduct.

              (c)  Advancement of Expenses.  To the full extent permitted by
                   ------------------------
law and except as shall otherwise be determined by the Board of Directors in the specific instance, expenses incurred by a person seeking indemnity under this Bylaw in defending any proceeding covered by this Bylaw shall be advanced by the corporation prior to the final disposition of the proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount unless it shall ultimately be determined that such person is entitled to be indemnified by the corporation therefore.

                    Index to financial statements

Independent Auditors' Report. . . . . . . . . . . . . . . . . . . . . . . . F-1

Consolidated Balance Sheet at . . . . . . . . . . . . . . . . . . . . . . . F-2

Consolidated Statements of  Operation for the fiscal year
ended . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-3

Consolidated Statements of  Stockholders Equity (Deficit)
for the fiscal year ended . . . . . . . . . . . . . . . . . . . . . . . . . F-4

Consolidated Statements of  Cash Flows for the fiscal year
ended . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-5

Notes to Consolidated Financial Statements. . . . . . . . . . . . . . . . . F-6

                       [LETTERHEAD OF HAROLD Y. SPECTOR]

                         INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of Medical Resources Technologies, Ltd.

I have audited the accompanying balance sheet of Medical Resources Technologies, Ltd. (F.K.A. UCAP, Inc., a Nevada corporation) as of December 31, 1998, and the related statements of operations and accumulated deficit, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted this audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provided a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Resources Technologies, Ltd. (F.K.A. UCAP, Inc.) as of December 31, 1998, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company's uncertainty to generate revenue and its significant net operating loss, raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The 1997 financial statements were compiled by me, and my report thereon, dated November 17, 1998, stated I did not audit or review those financial statements and, accordingly, expressed no opinion or other form of assurance on them.


/s/ Harold Y. Spector

Pasadena, CA
June 30, 1999

                     MEDICAL RESOURCES TECHNOLOGIES, LTD.
                             (F.K.A. UCAP, INC.)
                                BALANCE SHEETS
               December 31, 1998 (Audited) and 1997 (Unaudited)


                                    ASSETS

                                                      1998             1997
                                                    ---------        ---------
                                                                    (Unaudited)
Current Assets
   Accounts Receivable                              $       -        $   5,355
   Advances                                            60,324           46,442
   Loans Receivable                                   161,818          154,384
                                                    ---------        ---------

   Total Current Assets                               222,142          206,181
                                                    ---------        ---------

Fixed Assets
   Computer Equipment                                   8,052            5,516
   Furniture and Fixtures                               5,450            5,450
   Office Equipment                                       217                -
                                                    ---------        ---------
                                                       13,719           10,966
   Less:  Accumulated Depreciation                     (5,759)          (3,290)
                                                    ---------        ---------

   Total Fixed Assets                                   7,960            7,676
                                                    ---------        ---------

Other Assets
   Organizational Costs, net of
    accumulated amortization of $283 in
    1998 and $183 in 1997                                 217              317
   Loan Receivable - noncurrent                             -           69,666
   Deposits                                               688              688
                                                    ---------        ---------

   Total Other Assets                                     905           70,671
                                                    ---------        ---------

TOTAL ASSETS                                        $ 231,007        $ 284,528
                                                    =========        =========


                The auditor's report and accompanying notes are
                 an integral part of the financial statements

                     MEDICAL RESOURCES TECHNOLOGIES, LTD.
                              (F.K.A. UCAP, INC.)
                                 BALANCE SHEET
               December 31, 1998 (Audited) and 1997 (Unaudited)


                      LIABILITIES & STOCKHOLDERS' EQUITY

                                                1998           1997
                                              --------       --------
                                                           (Unaudited)
Current Liabilities
  Cash (Overdraft)                          $    9,518     $       16
  Accounts Payable                              62,402         67,541
  Income Tax Payable                             2,400          1,600
  Note Payable, current portion                146,930             --
                                              --------     ----------
  Total Current Liabilities                    221,250         69,157
                                              --------     ----------
Long-Term Liabilities                               --             --
                                              --------     ----------
  Total Liabilities                            221,250         69,157
                                              --------     ----------
Stockholders' Equity
  Common Stock, $.007 par value;
   75,000,000 shares authorized,
   2,247,175 shares issued and
   outstanding                                  15,730         14,794
  Paid-in Capital                            1,146,033      1,115,669
  Accumulated Deficit                       (1,152,006)      (915,092)
                                             ---------     ----------
  Total Stockholders' Equity                     9,757        215,371
                                             ---------     ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY  $  231,007     $  284,528
                                            ==========     ==========

                The auditor's report and accompanying notes are
                 an integral part of the financial statements

                      MEDICAL RESOURCES TECHNOLOGIES, LTD.
                              (F.K.A. UCAP, INC.)
               STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
      For the Years ended December 31, 1998 (Audited) and 1997(Unaudited)

                                                        1998           1997
                                                     ----------    -----------
                                                                    (Unaudited)
REVENUE                                              $      975     $   40,282
                                                     ----------     ----------

COSTS AND OPERATING EXPENSES - SCHEDULE A               101,272        133,553
                                                     ----------     ----------

INCOME (LOSS) FROM OPERATIONS                          (100,297)       (93,271)
                                                     ----------     ----------

OTHER INCOME (EXPENSES)
  Interest Income                                        13,459         19,800
  Other Income                                           14,353              -
  Interest Expense                                      (17,390)             -
  Investment Loss                                      (146,239)             -
                                                     ----------     ----------

  Total Other Income (Expenses)                        (135,817)        19,800
                                                     ----------     ----------

INCOME (LOSS) BEFORE TAXES                             (236,114)       (73,471)

PROVISION FOR INCOME TAXES                                  800            800
                                                     ----------     ----------

NET INCOME (LOSS)                                      (236,914)       (74,271)

ACCUMULATED DEFICIT
  BEGINNING OF YEAR                                    (915,092)      (840,821)
                                                     ----------     ----------

  ENDING OF YEAR                                    ($1,152,006)    $ (915,092)
                                                     ==========     ==========


                The auditor's report and accompanying notes are
                 an integral part of the financial statements

                     MEDICAL RESOURCES TECHNOLOGIES, LTD.
                              (F.K.A. UCAP, Inc.)
                         COSTS AND OPERATING EXPENSES
     For the Years ended December 31, 1998 (Audited) and 1997 (Unaudited)


                                                    Schedule A
Costs and Operating Expenses                  1998             1997
                                            --------         --------
                                                             (Unaudited)
  Automobile                                $  6,170         $  6,153
  Bad Debt                                    35,960           93,865
  Consulting and Outside Service                  --            5,500
  Depreciation and Amortization                2,569            2,293
  Legal and Professional                      29,123           17,599
  Miscellaneous                                  598                8
  Office Expenses & Supplies                   2,342            1,107
  Parking and Tolls                               --               11
  Rent                                         2,100               26
  Repair and Maintenance                          --              455
  Taxes - Other                                  229              234
  Telephone                                   10,819            5,164
  Travel and Entertainment                    10,183            1,138
  Utilities                                    1,179               --
                                            --------         --------

Total Costs and Operating Expenses          $101,272         $133,553
                                            ========         ========


                The auditor's report and accompanying notes are
                 an integral part of the financial statements

                     MEDICAL RESOURCES TECHNOLOGIES, LTD.
                              (F.K.A. UCAP, Inc.)
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
      From Date of Merger April 23, 1996 to December 31, 1997 (Unaudited)
                and for year ended December 31, 1998 (Audited)


                                                                   Paid
                                                     Common         in             Accumulated
                                       Shares        Stock        Capital            Deficit             Total
                                       --------------------------------------------------------------------------
Balance at April 23, 1996               2,745,962   $  2,746     $  279,734        $  (838,775)        $ (556,295)
 - Date of Merger

Issuance of common stock
 for merger                             9,500,000      9,500         (8,500)                                1,000

Elimination of Obsolete assets
 and liabilities                                                    556,983                               556,983
                                       --------------------------------------------------------------------------

Balance after merger                   12,245,962   $ 12,246     $  828,217        $  (838,775)        $    1,688

Issuance of common stock                  334,600        335        249,665                               250,000

Net Loss for the period                                                                 (2,046)            (2,046)
                                       --------------------------------------------------------------------------

Balance at December 31, 1996           12,580,562   $ 12,581     $1,077,882        $  (840,821)        $  249,642

Issuance of common stock                2,213,000      2,213         37,787                                40,000

Net Loss for the period                                                                (74,271)           (74,271)
                                       --------------------------------------------------------------------------

Balance at December 31, 1997           14,793,562   $ 14,794     $1,115,669        $  (915,092)        $  215,371

Issuance of common stock                3,381,258      5,686         25,614                                31,300

Reverse stock split 1-for-7           (15,249,054)                                                              0

Cancellation of stock                    (678,591)    (4,750)         4,750                                     0

Net Loss for the period                                                               (236,914)          (236,914)

                                       --------------------------------------------------------------------------

Balance at December 31, 1998            2,247,175   $ 15,730     $1,146,033        $(1,152,006)        $    9,757
                                       ==========================================================================


               The auditor's report and accompanying notes are
                 an integral part of the financial statements

                     MEDICAL RESOURCES TECHNOLOGIES, LTD.
                              (F.K.A. UCAP, Inc.)
                            STATEMENT OF CASH FLOWS
      For the Year ended December 31, 1998 (Audited) and 1997 (Unaudited)

                                                 1998             1997
                                              ----------      -----------
                                                              (Unaudited)
CASH FLOW FROM OPERATING ACTIVITIES:
 Net Income (Loss)                            $ (236,914)     $   (74,271)
 Adjustments to reconcile net loss to net
  cash provided by operating activities:
   Depreciation and Amortization                   2,569            2,193
   Investment Loss                               146,239                -
 (Increase) Decrease in:
   Accounts Receivable                             5,355           (5,355)
   Advances                                      (13,882)         (26,850)
 Increase (Decrease) in:
   Accounts Payable                               (5,139)          15,722
   Income Tax Payable                                800              800
                                              ----------      -----------

Net cash (used) by operating activities         (100,972)         (87,761)
                                              ----------      -----------

CASH FLOW FROM INVESTING ACTIVITIES
 Decrease in Loan Receivable                      62,232           32,200
 Purchase of Property and Equipment               (2,753)               -
                                              ----------      -----------

 Net cash provided by investing activities        59,479           32,200
                                              ----------      -----------

CASH FLOW FROM FINANCING ACTIVITIES
 Increase in Note Payable                            691                -
 Issuance of common stock                         31,300           40,000
                                              ----------      -----------

 Net cash provided by financing activities        31,991           40,000
                                              ----------      -----------

NET INCREASE (DECREASE) IN CASH                   (9,502)         (15,561)

CASH AT BEGINNING OF YEAR                            (16)          15,445
                                              ----------      -----------

CASH AT END OF YEAR                           $   (9,518)     $       (16)
                                              ==========      ===========

SUPPLEMENTAL DISCLOSURE:
 Interest paid                                $        0      $         0
                                              ==========      ===========
 Taxes paid                                   $        0      $         0
                                              ==========      ===========


NONCASH TRANSACTIONS INVESTING AND FINANCING ACTIVITIES:
      A note payable of $146,239 was incurred for a liability assumed by the Company on an investment in 1998.



               The auditor's report and accompanying notes are
                 an integral part of the financial statements

                     MEDICAL RESOURCES TECHNOLOGIES, LTD.
                             (F.K.A. UCAP, Inc.)
                        NOTES TO FINANCIAL STATEMENTS
               For the Years ended December 31, 1998 (Audited)
                             and 1997 (Unaudited)

NOTE 1 - GENERAL

Medical Resources Technologies, Ltd., formerly known as UCAP, Inc., (the "Company") was incorporated under the laws of the state of Nevada on March 1, 1983. The Company acquired and changed name to Medical Resources Technologies, Ltd. (a Washington corporation) through a merger on April 23, 1996. (See Note
3) The Company is also a California foreign corporation.

The Company is in the medical supply and equipment development business.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company uses the accrual basis of accounting for financial reporting, in accordance with generally accepted accounting principles.

Use of Estimate

The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized when the service is rendered. The Company did not render any service since March 1998, and did not have any operating revenue since then.

Property and Equipment

Property and Equipment are recorded at costs, and depreciated over their useful lives, using the straight-line methods. Repairs and maintenance charges which do not increase the useful lives of the assets are charged to operations as incurred.

Depreciation for years ended December 31, 1998 and 1997 was $2,469 and $2,193, respectively.

                     MEDICAL RESOURCES TECHNOLOGIES, LTD.
                              (F.K.A. UCAP, Inc.)
                         NOTES TO FINANCIAL STATEMENTS
                For the Years ended December 31, 1998 (Audited)
                             and 1997 (Unaudited)

NOTE 2 - SUMMARY of SIGNIFICANT ACCOUNTING POLICIES (Continued)

Organizational Costs

Organizational Costs are capitalized and amortized on a straight-line basis over 60 months.

Statements of Cash Flows

The Company prepares its statement of cash flows using the indirect method as defined under Financial Accounting Standards Board Statement No. 95. For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Statements of Changes in Stockholders' Equity

Statement of Changes in Stockholders' Equity includes the period from date of merge April 23, 1996 to December 31, 1997, which was unaudited or reviewed.

Income Taxes

The Company accounts income taxes in accordance with Financial Accounting standards Board Statement No. 109.

NOTE 3 - MERGER

On April 23, 1996, the Company merged with and changed name to Medical Resources Technologies, Ltd. ("MRT", a Washington corporation formed on February 6, 1996). The Company issued 9,500,000 shares of its common stock in exchange for all the issued and outstanding shares of MRT. This transaction was accounted for as a purchase, where the assets acquired and liabilities assumed recorded at book value.

After the merge, the Company convert the obsolete assets and liabilities into paid-in capital.

                     MEDICAL RESOURCES TECHNOLOGIES, LTD.
                              (F.K.A. UCAP, Inc.)
                         NOTES TO FINANCIAL STATEMENTS
                For the Years ended December 31, 1998 (Audited)
                             and 1997 (Unaudited)


NOTE 4 - ADVANCES

Officers' compensation will not be paid or accrued until the Company is in full operation. Advance drawn by officer will be offset against his future compensation. As of December 31, 1998 and 1997, the officer had advanced $60,324 and $46,442, respectively. No interest was charged on these advances.


NOTE 5 - NOTE PAYABLE

In November 1996, the Company entered to an agreement to loan to Medical Resources Clinics, Inc., $150,000 for the purchase of certain assets of Facet, Inc., a Washington corporation, which owns and manages medical clinics in the Seattle area. After then, the clinics went out of business in March 1997 and the Company is liable for its debt. As of December 31, 1998, the balance of the debt was $146,930 and payable in a monthly installments of $3,924. The note was delinquent and the balance was current.


NOTE 6 - REVERSE STOCK SPLIT

In April 1998, the Board of Directors approved a one-for-seven reverse stock split, thereby decreasing the number of issued and outstanding shares to 2,541,508 and increasing the par value of each share to $0.007.


NOTE 7 - PROVISION FOR INCOME TAXES

Provision for income taxes consist of $800 minimum state franchise tax.

For federal income tax purposes, the Company has net operating losses carryforward of $1,017,377 to reduce future taxable income. For state income tax purposes, the net operating losses carryforward is $428,218. To the extent not utilized, both federal and state NOL carryforwards will begin to expire in 1998.

                     MEDICAL RESOURCES TECHNOLOGIES, LTD.
                              (F.K.A. UCAP, Inc.)
                         NOTES TO FINANCIAL STATEMENTS
                For the Years ended December 31, 1998 (Audited)
                             and 1997 (Unaudited)


NOTE 8 - RELATED PARTY TRANSACTIONS

The Company had a note receivable from a related party of $161,818 and $224,050 at December 31, 1998 and 1997, respectively. The note bears interest at 10% per annum and is payable in monthly installments of $8,067. Interest income accrued on the note during 1998 and 1997 was $13,459 and $19,800, respectively.

The current portion of the note is $161,818 and $154,384 at December 31, 1998 and 1997, respectively.

NOTE 9 - ACCOUNTS PAYABLE ADJUSTMENT

During 1998, an adjustment was made to reduce accounts payable which had been recorded in prior years in the amount of $13,653. The issue with these payable was identified by the management of the Company. The effect of this adjustment, if recorded in the appropriate year, would be to increase the net income for 1996 from a loss of $2,046 as reported to $11,607.

NOTE 10 - LEASE COMMITMENTS

The Company leases its office facilities for $700 per month on a month-to-month basis. Rent expense totaled $2,100 in 1998 and none in 1997. Effective January 1, 1999, the Company does not lease any property.

NOTE 11 - GOING CONCERN

The accompanying financial statements are presented on the basis that the Company will continue as a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. As shown in the accompanying financial statements, the Company incurred a net loss of $236,914 for the year ended December 31, 1998, and as of that date, the Company has an accumulated deficit of $1,152,006. Furthermore, the Company has an uncertainty to generate revenue from its existing operations.

                     MEDICAL RESOURCES TECHNOLOGIES, LTD.
                              (F.K.A. UCAP, Inc.)
                         NOTES TO FINANCIAL STATEMENTS
                For the Years ended December 31, 1998 (Audited)
                             and 1997 (Unaudited)


NOTE 11 - GOING CONCERN (Continued)

Management is currently involved in active negotiations to obtain additional financing and actively increasing marketing efforts to increase revenues. The Company continued existence depends on its ability to meet its financing requirements and the success of its future operations. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 12 - YEAR 2000

The Company believes that it has identified each of its computer systems that will require modifications to enable it to perform satisfactorily on and after January 1, 2000. The financial impact of making such modifications to the Company's systems is not expected to be material to the Company's financial position or results of operations. In addition, the Company is currently corresponding with vendors that provide products and systems to the Company in order to determine if such products and systems will be required to be upgraded or replaced. Although management believes the Company has an adequate program in place to address the year 2000 issue, the costs of upgrades to, or replacements of, its purchased products or systems has not been determined and there can be no assurance that the program will ultimately be successful.

                                   Part III

Item 1.   Index to Exhibits (all Previously submitted)

          3.1  Articles of Incorporation of the Company

          3.2  Amendments to the Articles of Incorporation of the Company

          3.3  Bylaws of the Company

          3.4  Specimen of Common Stock Certificate

          27   Financial Data Schedule

                                  Signatures

          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

                             MEDICAL RESOURCES TECHNOLOGIES, LTD.
                             A Nevada corporation



Date: August 5, 1999         By: /s/ Richard Wedig
                                 --------------------------------
                                 Richard Wedig, President